FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF JANUARY, 2005

                        COMMISSION FILE NUMBER 000-21919


                            DF CHINA TECHNOLOGY INC.
                 (Translation of registrant's name into English)



                              14066 Catalina Street
                             San Leandro, California
                                CA 94577, U.S.A.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following sets forth a press release issued on January 4, 2005 by DF China
Technology Inc. Contact: Mr. Wai Kit YU Tel: (852) 2255 0688 Fax: (852) 2851
3660


                              FOR IMMEDIATE RELEASE
                  DF CHINA TECHNOLOGY UP-TO-DATE CAPITAL STOCK


With effective from May 28, 2004 onwards, the total number of shares of the capital stock which the Company has authority to issue is 500,000,000, divided into 400,000,000 shares of common stock without par value ("Common Stock") and 100,000,000 shares of preferred stock without par value ("Preferred Stock").

As at December 31, 2004, the Company has 250,619,712 outstanding Common Stocks, and no outstanding Preferred Stocks.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   DF China Technology Inc.




                              By  /s/ LEON LI YANG ZHOU
                                 ---------------------------------------
                                  ZHOU Li Yang, Leon,
                                  Executive Director and Chief Financial Officer
Date:  January 4, 2005






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